# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APi Group Corp, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,537,518; sole dispositive power 0; shared dispositive power 11,537,518; aggregate amount beneficially owned 11,537,518 (2.8% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: APi Group Corp
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota, 55112

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 11,537,518

VGI provides managerial services to VGOP. VGI has the authority to dispose of and vote the shares of Common Stock.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP. VGI does not directly own any shares of Common Stock.

VGI beneficially owns 11,537,518 shares of Common Stock consisting of 11,537,518 shares of Common Stock directly and beneficially owned by VGOP.

Opportunities Parent: 11,537,518

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities Parent beneficially owns 11,537,518 shares of Common Stock consisting of 11,537,518 shares of Common Stock directly owned by VGOP.

Opportunities GP: 11,537,518

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities GP beneficially owns 11,537,518 shares of Common Stock consisting of 11,537,518 shares of Common Stock directly owned by VGOP.

Opportunities Portfolio GP: 11,537,518

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities Portfolio GP beneficially owns 11,537,518 shares of Common Stock consisting of 11,537,518 shares of Common Stock directly owned by VGOP.

VGOP: 11,537,518

VGOP has the authority to dispose of and vote the 11,537,518 shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 11,537,518

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 11,537,518 shares of Common Stock consisting of 11,537,518 shares of Common Stock directly owned by VGOP.
Percent of class:
The percentages used herein are based on 415,324,653 shares of Common Stock outstanding as of June 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on July 31, 2025.

VGI: 2.8%
Opportunities Parent: 2.8%
Opportunities GP: 2.8%
Opportunities Portfolio GP: 2.8%
VGOP: 2.8%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 2.8%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 11,537,518
Opportunities Parent: 11,537,518
Opportunities GP: 11,537,518
Opportunities Portfolio GP: 11,537,518
VGOP: 11,537,518
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 11,537,518
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 11,537,518
Opportunities Parent: 11,537,518
Opportunities GP: 11,537,518
Opportunities Portfolio GP: 11,537,518
VGOP: 11,537,518
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 11,537,518

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (08/14/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (08/14/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (08/14/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (08/14/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).